Report of Independent Accountants

To the Board of Directors and Shareholders of Garden Fresh Restaurant Corp.

In our opinion, the financial statements listed in the index appearing under
Item 14(a)(1) and (2) on page 25 present fairly, in all material respects, the financial position of Garden Fresh Restaurant Corp. at September 30, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP

San Diego, California
November 8, 1996

Garden Fresh Restaurant Corp.
Report and Financial Statements
September 30, 1996 and 1995
Balance Sheet
                                                          September 30,
                                                   1995                 1996
Assets

Current assets:
 Cash and cash equivalents               $       3,762,000     $       615,000
 Restricted certificates of deposit                125,000
 Inventories                                     2,002,000           2,297,000
 Other current assets                              430,000             530,000
 Deferred income taxes                           1,124,000             734,000
                                                 ---------           ---------
        Total current assets                     7,443,000           4,176,000

Property and equipment                          27,257,000          41,552,000
Intangible and other assets                        960,000           1,572,000
Deferred income taxes                            1,049,000             762,000
                                                 ---------           ---------
                                               $ 36,709,000    $    48,062,000
Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable $                           2,752,000     $     3,028,000
    Current portion of long-term debt            1,762,000           3,490,000
    Accrued liabilities                          2,637,000           4,335,000
                                                 ---------           ---------
           Total current liabilities             7,151,000          10,853,000
                                                 ---------           ---------
Accrued rent                                     1,503,000           1,508,000
Long-term debt, net of current portion           2,255,000           6,444,000

Shareholders' equity:

Preferred stock, $.01 par value; 2,500,000 shares authorized at September 30, 1995 and 1996, respectively; no shares issued or outstanding at September 30, 1995 and 1996, respectively

Common stock, $.01 par value; 12,000,000 shares
authorized at September 30, 1995 and 1996,
respectively; 4,099,347 and 4,117,227 issued
and outstanding at September 30,
1995 and 1996, respectively                        41,000               41,000
Paid -in capital                               37,643,000           37,772,000
Accumulated deficit                           (11,560,000)          (8,556,000)
Common stock notes receivable                    (324,000)
                                               ----------           ----------
Total shareholders' equity                     25,800,000           29,257,000

Commitments and contingencies (Note 7)         ----------           ----------

                                             $ 36,709,000         $ 48,062,000

See accompanying notes to financial statements.
                                                 F - 2

Statement of Operations
                                                                     Year ended September 30,
                                                       1994                  1995                1996
Net sales $                                            59,658,000            61,320,000          71,373,000

Costs and expenses:
  Cost of sales                                        16,277,000            16,721,000          19,318,000
  Restaurant operating expenses                        32,939,000            32,898,000          36,851,000
  General and administrative expenses                   4,446,000             4,098,000           5,142,000
  Depreciation and amortization                         3,633,000             3,604,000           4,518,000
  Restaurant closure costs                                815,000
                                                        ---------             ---------          ----------
  Operating income                                      1,548,000             3,999,000           5,544,000

Interest expense, net                                  (1,805,000)           (1,092,000)           (529,000)
Other expense                                             (60,000)             (210,000)            (66,000)
                                                        ---------             ---------          ----------
Income (loss) before income taxes and
  extraordinary item                                     (317,000)            2,697,000           4,949,000

Benefit (provision) for income taxes                      (18,000)            1,646,000          (1,945,000)
                                                        ---------             ---------          ----------
Income (loss) before extraordinary item                  (335,000)            4,343,000           3,004,000

Extraordinary item  - early extinguishment of debt,
  net of income taxes                                                          (518,000)
                                                        ---------             ---------          ----------

Net income (loss)                                       (335,000)             3,825,000           3,004,000

Stock dividend                                                               (8,298,000)
                                                        ---------             ---------          ----------

Net income (loss) available to common shareholders      (335,000)            (4,473,000)          3,004,000

Net income per share available to
  common shareholders                                                                                   .72


Pro forma net loss per share available to common shareholders (unaudited):

    Before extraordinary item                               (.13)                 (1.26)
    Extraordinary item                                                             (.16)
                                                        ---------             ---------          ----------

      Total $                                               (.13)                 (1.42)

Shares used in computing net income per share
  available to common shareholders                                                                 4,176,000

Shares used in computing pro forma net loss
  per share available to common shareholders
  (unaudited)                                           2,584,000             3,161,000

                                              See accompanying notes to financial statements.
                                                 F - 3

Statement of Cash Flows
                                                                          Year ended September 30,
                                                              1994              1995             1996
Cash flows from operating activities:
  Net income (loss)                                   $    (335,000)     $    3,825,000    $   3,004,000
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Depreciation and amortization                        3,832,000          3,604,000        4,518,000
      Loss on property disposal                               84,000            220,000           66,000
      Deferred income taxes                                                  (2,173,000)         677,000
      Changes in assets and liabilities:
        Increase in inventories                             (185,000)          (149,000)        (295,000)
        (Increase) decrease in other assets                   27,000          1,306,000         (100,000)
        Increase (decrease) in accounts payable           (1,031,000)           720,000          276,000
        Increase (decrease) in accrued liabilities           819,000           (112,000)       1,698,000
        Increase in accrued rent                             160,000             43,000            5,000
                                                          ----------         ----------       ----------
          Net cash provided by operating activities        3,371,000          7,284,000        9,849,000

Cash flows from investing activities:
  Acquisition of property and equipment -
    New restaurant development                            (2,884,000)        (5,678,000)     (16,272,000)
    Existing restaurant additions                         (1,353,000)        (2,546,000)      (1,962,000)
    Increase in intangible and other assets                 (404,000)          (161,000)      (1,257,000)
                                                          ----------         ----------       ----------
          Net cash used in investing activities           (4,641,000)        (8,385,000)     (19,491,000)

Cash flows from financing activities:
  Proceeds from long-term debt and warrants                4,671,000          3,145,000        8,207,000
  Change in certificates of deposit restricted
    to secure debt                                           (15,000)           303,000          125,000
  Repayment of long-term debt                             (2,631,000)       (12,390,000)      (2,290,000)
  Tax benefits from exercise of stock options                  8,000
  Net proceeds from issuance of common stock                  11,000         11,679,000          129,000
  Net proceeds from shareholder notes receivable               3,000             87,000          324,000
                                                          ----------         ----------       ----------
          Net cash provided by financing activities        2,047,000          2,824,000        6,495,000
                                                          ----------         ----------       ----------
Net increase (decrease) in cash and cash equivalents         777,000          1,723,000       (3,147,000)

Unrestricted cash and cash equivalents at
  beginning of year                                        1,262,000          2,039,000        3,762,000

Unrestricted cash and cash equivalents
  at end of year                                      $    2,039,000     $    3,762,000    $     615,000

Non-cash financing transactions:

  Issuance of common stock for notes receivable       $      411,000

  Issuance of common stock upon exercise
    of warrants                                                          $      284,000

                                  See accompanying notes to financial statements.
                                                 F - 4

Statement of Changes in Shareholders' Equity

                                Serial Preferred Stock     Common Stock        Paid-in      Accumulated   Notes
                                Shares       Amount        Shares    Amount    Capital        Deficit     Receivable     Total
Balance at September 30, 1993   3,676,479   $  37,000      342,738  $ 3,000   $ 17,237,000  $ (6,752,000) $   (3,000)  $ 10,522,000

Exercise of common stock                                     1,920                  11,000                                   11,000
  options

Repayment of shareholders                                                                                      3,000          3,000
  notes receivable

Issuance of notes receivable
  for sale of common stock
  under stock option plans                                  89,267    1,000        410,000                  (411,000)

Tax benefits from exercise of                                                        8,000                                    8,000
  stock options

                                ---------   ---------      -------  -------   ------------  ------------  ----------   ------------
Net loss                                                                                        (335,000)                  (335,000)

Balance at September 30, 1994   3,676,479      37,000      433,925    4,000     17,666,000    (7,087,000)   (411,000)    10,209,000

Issuance of common stock                                 1,500,000   15,000     11,649,000                               11,664,000

Conversion of preferred        (3,676,479)    (37,000)   1,102,944   11,000         26,000
  stock

Stock dividend                                             921,935    9,000      8,289,000    (8,298,000)

Exercise of warrants                                       138,495    2,000         (2,000)

Exercise of common stock                                     2,048                  15,000                                   15,000
  options

Repayment of shareholders                                                                                      87,000        87,000
  notes receivable

                                ---------   ---------      -------  -------   ------------  ------------  ----------   ------------
Net income                                                                                     3,825,000                  3,825,000

Balance at September 30, 1995                            4,099,347   41,000     37,643,000   (11,560,000)   (324,000)    25,800,000

Exercise of common stock                                    17,880                 129,000                                  129,000
  options

Repayment of shareholders                                                                                     324,000       324,000
  notes receivable

                                ---------   ---------      -------  -------   ------------  ------------  ----------   ------------
Net income                                                                                     3,004,000                  3,004,000

Balance at September 30, 1996                            4,117,227  $41,000   $ 37,772,000  $ (8,556,000)              $ 29,257,000

                                          See accompanying notes to financial statements.
                                                 F - 5

NOTE 1 - THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

Garden Fresh Restaurant Corp. (the Company) is a Delaware corporation which owns and operates restaurants in Arizona, California and Florida doing business as Souplantation or Sweet Tomatoes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories, consisting principally of food, beverages and restaurant supplies, are valued at the lower of cost (first-in, first-out) or market.

Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight- line method over estimated useful lives of 3 to 30 years or the remaining lease term, whichever is shorter.

Maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Impairment of restaurant property and equipment is measured on the basis of anticipated undiscounted cash flows for each restaurant. Based upon the Company's analysis, no impairment of such assets was indicated for the fiscal years ended September 30, 1994, 1995, or 1996.

Intangible assets

Intangible assets resulting from the 1983 acquisition of the two original Souplantation restaurants, comprised of leasehold interests and goodwill, are amortized using the straight-line method over 15 years. Preopening costs incurred in connection with opening new restaurant locations, including training and legal costs, are deferred and amortized over a one-year period commencing with the opening of each respective restaurant. The Company evaluates the carrying value of the assets on an annual basis using the recoverability from operating income methodology. Debt issuance costs are capitalized and amortized over the term of the debt.

Income taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from the differences in the financial reporting and tax basis of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Advertising

Advertising costs are expensed as incurred or the first time the advertising takes place. Advertising expenses were $1,304,000, $1,440,000 and $1,467,000 for the years ended September 30, 1994, 1995 and 1996, respectively.

Fair value of financial instruments

It is management's belief that the carrying amounts shown for the Company's financial instruments are reasonable estimates of their related fair value.

Cash equivalents

Cash equivalents are highly liquid investments purchased with maturities of three months or less. Cash equivalents consist of investments in money market accounts backed by Federal government securities. The carrying amount is reflected at cost, which approximates the fair value due to the short maturity of these instruments. The Company's policy is to place its cash and cash equivalents with high credit quality financial institutions and to limit the amount of credit exposure.

Net income per share available to common shareholders

Net income per share available to common shareholders is computed using the weighted average number of common and dilutive common-equivalent shares outstanding. Dilutive common-equivalent shares consist of the incremental shares issuable upon the exercise of stock options (using the treasury stock method). Fully diluted earnings per share has not been presented because the additional dilution effect is immaterial.

Pro forma net loss per share (unaudited)

Pro forma net loss per share is computed based on the weighted average number of common shares outstanding during the respective periods after giving retroactive adjustment for the conversion of all serial preferred stock into equal shares of common stock, the net exercise of warrants to purchase shares of common stock and the issuance of a preferential dividend consisting of 921,935 shares of common stock to the holders of Series B, Series C and Series D preferred stock, which occurred upon completion of the Company's initial public offering in May 1995. Historical earnings per share is not presented because such amounts are not deemed meaningful due to the significant change in the Company's capital structure which occurred in connection with its initial public offering. Common stock equivalents were not considered in the net loss per share calculation as of September 30, 1994 and 1995 because the effect on the net loss per share available to common shareholders would be antidilutive. Net loss available to common shareholders for 1995 included the effect of the preferential dividend.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS 123"). SFAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' ('APB 25"). The Company has elected to continue to measure its stock-based compensation in accordance with APB 25. Certain disclosures required by SFAS 123 will be made in fiscal year 1997, in accordance with SFAS 123. The Company does not expect the adoption of SFAS 123 to have a significant effect on its financial position or results of operations.

Extraordinary item

During the fiscal year ended September 30, 1995, the Company recognized an extraordinary loss of $518,000, net of an income tax benefit of $192,000, representing a charge for previously unamortized debt issue costs, unamortized debt discount, and a prepayment penalty associated with early extinguishment of debt repaid with proceeds from the Company's May 1995 initial public offering.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS
                                                              September 30,
                                                         1995           1996
Other current assets

Prepaid taxes                                      $    179,000      $ 298,000
Prepaid insurance                                        58,000         66,000
Other                                                   193,000        166,000
                                                      ---------       --------
                                                       $430,000      $ 530,000

Property and equipment

Leasehold improvements                             $ 16,096,000   $ 16,821,000
Furniture and fixtures                               11,993,000     15,151,000
Equipment                                            10,161,000     12,234,000
Land and buildings                                    4,834,000     13,624,000
Construction in process on new restaurants              890,000      4,103,000
                                                      ---------     ----------
                                                     43,974,000     61,933,000
Less accumulated depreciation and amortization      (16,717,000)   (20,381,000)
                                                      ---------     ----------
                                                   $ 27,257,000   $ 41,552,000

Intangible and other assets

Intangible assets, net of accumulated amortization
  of $558,000 and $609,000, respectively           $    258,000   $    207,000

Preopening costs, net of accumulated amortization
  of $95,000 and $334,000, respectively                 366,000        913,000
Deposits and other assets                               336,000        452,000
                                                      ---------     ----------
                                                       $960,000   $  1,572,000

Accrued liabilities

Accrued payroll and related expenses               $  1,346,000   $  1,507,000
Restaurant closure liabilities                           87,000         98,000
Accrued interest                                          6,000         74,000
Sales taxes payable                                     392,000        477,000
Accrued insurance                                       191,000        799,000
Accrued construction in progress cost                                  621,000
Other                                                   615,000        759,000
                                                      ---------     ----------
                                                   $  2,637,000   $  4,335,000

Restaurant closure costs

During 1994, the Company incurred $815,000 of costs related to the closing of two of its stores. Lease termination costs and penalties, abandonments of leasehold improvements, abandonments of smallwares and property and equipment, and other related costs accounted for $381,000, $200,000, $126,000, and $108,000, respectively, of this amount. At September 30, 1994, accrued liabilities included $474,000 of these costs, of which $381,000 and $93,000 related to lease terminations and other related costs, respectively. Included in net sales for fiscal year 1994 are revenues from these stores in the amount of $1,644,000. Operating losses from these stores in the amount of $426,000 are included in the Company's operating income for fiscal 1994.


NOTE 3 - LONG-TERM DEBT

Obligations under long-term debt arrangements are comprised of:

                                                          September 30,
                                                       1995         1996


Notes payable to lending institutions,
interest at 9.4% - 12.5%, due in various
monthly installments aggregating $368,000
(including interest) through 2000
with final payments of 10% of the
original principal balance due at maturity.
The loans are secured by property and equipment.     $ 3,280,000 $ 9,475,000

Note payable to lending institution,
interest at 11.63%, due in various monthly
installments of $28,000 (including interest)
through 1998.  Secured by land,
building and property.                                   682,000     459,000

Other                                                     55,000
                                                       ---------   ---------
                                                       4,017,000   9,934,000

Less current portion                                  (1,762,000) (3,490,000)
                                                       ---------   ---------
                                                      $2,255,000  $6,444,000


The Company paid an aggregate of $1,764,000, $1,811,000 and $770,000 of interest on all outstanding debt during fiscal 1994, 1995 and 1996, respectively. The Company capitalized $44,000, $92,000 and $167,000 in interest expense during fiscal 1994, 1995 and 1996, respectively, related to construction of new stores. Interest expense includes $200,000, $126,000 and $0 in fiscal 1994, 1995 and 1996, respectively, relating to amortization of debenture and related warrant costs.

Principal payments due on long-term debt during the five years subsequent to September 30, 1996 are as follows: 1997 - $3,490,000; 1998 - $2,435,000; 1999
- $1,723,000; 2000 - $2,274,000, thereafter-none.

NOTE 4 - INCOME TAXES

The provision (benefit) for income taxes is summarized as follows:

                                                Year ended September 30,
                                          1994          1995            1996
  Current tax expense:
     Federal                                        $  396,000    $    968,000
     State                           $    1,000        131,000         300,000
     Foreign                             17,000
                                         ------       --------       ---------
       Total current                     18,000        527,000       1,268,000


  Deferred tax expense (benefit)                    (2,173,000)        677,000
                                         ------      ---------       ---------

       Total tax expense (benefit)   $   18,000    $(1,646,000)   $  1,945,000


A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:
                                               Year ended September 30,
                                               1994        1995        1996

  Amounts computed at statutory federal   $ (107,000)  $   917,000  $ 1,683,000
    rate
  Alternative minimum taxes                                253,000
  State taxes and other                       53,000       281,000      262,000
  Changes in deferred tax liabilities
     (assets) recorded to valuation           72,000      (418,000)
     allowance
  Release of valuation allowance                        (2,173,000)
                                           ---------   -----------  -----------

  Provision (benefit) for income taxes   $    18,000   $(1,646,000) $ 1,945,000


The Company paid an aggregate of $69,000, $59,000 and $1,137,000 of income taxes during fiscal 1994, 1995 and 1996, respectively.

Deferred tax assets (liabilities) are summarized as follows:

                                                          September 30,
                                                       1995             1996


   Operating loss carryforwards                 $ 2,274,000   $      501,000
   Depreciation                                  (1,070,000)      (1,195,000)
   Accrued rent                                     651,000          633,000
   Alternative minimum tax credit carryforward                     1,394,000
   Other                                            318,000          163,000

                                                 ----------        ---------
     Deferred taxes                             $ 2,173,000   $    1,496,000

In the fourth quarter of fiscal 1995, the Company reversed a valuation allowance of $2,173,000 based on management's assessment that existing net deferred tax assets will be realized in future tax returns.

At September 30, 1996, the Company had available Federal net operating loss
(NOL) carryforwards of approximately $1,400,000 which expire between 2001 and 2009. Additionally at September 30, 1996, the Company has available alternative minimum tax credit carryforwards $1,394,000. The Internal Revenue Code imposes certain conditions and possible limitations on the future availability of net operating loss and tax credit carryforwards, including limitations arising from changes in the Company's ownership.


NOTE 5 - SHAREHOLDERS' EQUITY

Convertible preferred stock

All preferred stock issued was convertible, at the option of the holder, into an equal number of shares of common stock; the preferred shares were automatically converted to common shares upon the closing of the Company's May 1995 initial public offering. The rights of the preferred shareholders included rights to receive certain dividends when declared by the Board of Directors, certain preferential distributions in the event of voluntary dissolution of the Company, and certain voting rights.

Subsequent to the closing of the Company's initial public offering, 2,500,000 shares of preferred stock are authorized; no shares have been issued. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions associated with the preferred stock.

Common stock

In May 1995, the Company completed an initial public offering of 1,500,000 shares of common stock. In connection with the offering, the Company paid a preferential dividend to the holders of Series B, C and D preferred stock consisting of 921,935 shares of common stock, as a condition to the automatic conversion of the preferred stock to common stock in conjunction with the
public offering.   Additionally, in connection with the offering, the Company changed the exercise price of warrants which had been issued in connection with subordinated notes to $1.67 from $3.33 per share and the warrants were exchanged for 138,495 shares of common stock.

Stock options and warrants

The Company has four stock option plans under which 1,227,450 options may be granted to employees, consultants and directors of the Company. The plans provide for the grant of both incentive stock options and non-qualified stock options. Under the plans, options to purchase common stock may be granted for periods up to ten years at a price per share ranging from 85% to 110% of the fair market value of the Company's common stock at the date of grant. The options generally vest over periods of up to five years and may be exercised in annual installments ranging from three to ten years. Under the plans, directors will receive options to purchase 7,500 shares of common stock upon their election to the Board of Directors, and options to purchase 2,500 shares annually thereafter.

Activity for fiscal 1994, 1995 and 1996 with respect to these plans is as follows:
                                                Shares         Option
                                                underlying     price per
                                                options        share


Outstanding at September 30, 1993                352,842       $4.40 - $10.00

Granted                                           42,000       $10.00
Exercised                                        (91,187)      $4.40 - $10.00
Canceled                                         (81,914)      $4.40 - $10.00
                                                 -------

Outstanding at September 30, 1994                221,741       $4.40 - $10.00

Granted                                          386,087       $9.00 - $10.00
Exercised                                         (2,160)      $4.40 - $10.00
Canceled                                         (11,850)      $4.40 - $10.00
                                                 -------

Outstanding at September 30, 1995                593,818       $4.40 - $10.00

Granted                                          201,950       $6.50 - $9.13
Exercised                                        (17,880)      $4.40 - $10.00
Canceled                                          (5,989)      $4.40 - $10.00
                                                 -------

Outstanding at September 30, 1996                771,899       $4.40 - $10.00


At September 30, 1996, options for 157,909 shares were exercisable at $4.40 - $10.00 under the plans and 207,434 shares were available for future grant.

At September 30, 1994 and 1995, the Company had notes receivable from a former employee for the purchase of common stock pursuant to the exercise of stock options. The notes, which bore interest at eight percent and had a two year term, were secured by the shares of common stock to which they relate. These notes totaled $411,000 and $324,000 as of September 30, 1994 and 1995, respectively, and were paid in full as of September 30, 1996.

Employee Stock Purchase Plan

During 1996, the Company implemented an employee stock purchase plan for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value on the first or the last day of each six-month offering period. Employees may authorize the Company to withhold up to 10% of their compensation during any offering period, subject to certain limitations. During fiscal 1996, no shares were issued under the plan. At September 30, 1996, 250,000 shares were reserved for future issuance.


NOTE 6 - 401(k) SAVINGS PLAN

The Company has a 401(k) Savings Plan (the Plan) which allows eligible employees to contribute from one percent to the maximum percentage as determined by the Plan administrator (seventeen percent for the plan years ended December 31, 1996, 1995 and 1994) of pre-tax compensation, with the Company making discretionary matching contributions as determined each year by the Board of Directors. Employees vest immediately in their contributions and vest in Company contributions over a four year period of service. Included in general and administrative expense for for the years ended September 30, 1994, 1995 and 1996 are Company contributions of $0, $24,000 and $0, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases certain of its restaurant facilities under noncancelable operating lease agreements. The leases expire at various dates through 2014 and contain five to twenty-year renewal options. The leases provide that the Company pay the taxes, insurance and maintenance expenses related to the leased facilities, and the monthly rental payments are subject to periodic adjustments. Certain leases contain fixed escalation clauses and rent under these leases is charged ratably over the lease term. The majority of the leases also provide for percentage rentals on sales above a specified minimum.

The aggregate future minimum lease commitments due are as follows:

     For the Year
Ending September 30,                        Amount

        1997                         $     5,681,000
        1998                               5,687,000
        1999                               5,187,000
        2000                               4,849,000
        2001                               4,817,000
     Thereafter                           41,487,000
                                          ----------
Total minimum lease payments         $    67,708,000


The Company incurred rental expenses under all operating leases of $4,826,000, $5,127,000 and $6,630,000 in fiscal 1994, 1995 and 1996, respectively. Rental expense includes percentage rentals of $121,000, $134,000 and $171,000 for fiscal 1994, 1995 and 1996, respectively.

The Company has closed a leased restaurant and filed a lawsuit against the landlord for a breach of contract related to certain exclusivity clauses in its lease, and the landlord has countersued the Company for damages. Store closing costs for the year ended September 30, 1994 include a charge for management's estimated costs of resolving this matter. While there can be no assurances, management believes the ultimate resolution thereof will not materially affect the financial position or results of operations of the Company.

The Company is also a party to various legal actions relating to former employees. In the opinion of management, after reviewing the information which is currently available with respect to these matters, and consulting with the Company's counsel, any liability which may ultimately be incurred will not materially affect the financial position or results of operations of the Company.